SOUND SHORE MANAGEMENT, INC.

8 SOUND SHORE DRIVE, SUITE 180

GREENWICH, CONNECTICUT 06830

(203) 629-1980 FAX: (203) 629-3680

August 30, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ms. Christina DiAngelo

Re:	Sound Shore Fund, Inc. File Nos. 002-96141 and 811-04244 (the “Fund”)

Dear Ms. DiAngelo:

On behalf of the Fund, following are the responses to the Staff’s comments conveyed telephonically by you on August 6, 2012, to the undersigned with regard to the Fund’s filings on Form N-CSR for the fiscal year ended December 31, 2011, and the six months ended June 30, 2011, with the U.S. Securities and Exchange Commission. Each comment is summarized below, followed by the response to the comment.

1. Comment. If the Fund had payables to Directors, that should be separately disclosed. (Regulation S-X Article 6-04, Item 12).

Response. Citi Fund Services Ohio, Inc., the Fund’s Administrator, has confirmed that there were no payables for Director’s fees at the end of the period.

2. Comment. The Fund had a 2011 distribution that was a return of capital (Section 19(a) of the Investment Company Act of 1940).

(a) How were shareholders notified of the return of capital?

Response. The Administrator has advised that at the time of the December 29, 2011 dividend distribution made by the Fund, a portfolio company had not made it known that a substantial portion of what had been characterized as a dividend was, in fact, a return of capital. Therefore, the Fund was unable to provide shareholders a written statement accompanying the December 29, 2011 dividend distribution.

The Fund’s Administrator has confirmed that the shareholders were notified of the dollar amount and the per share amount of the return of capital on pages 16 and 18, respectively, of the December 31, 2011 annual report in compliance with 19a-1(e), which provides that “a correction thereof shall be made by a written statement pursuant to section 19(a) of the Act or in the first report to stockholders following discovery of the inaccuracy.” In addition, shareholders subject to taxation were notified of their dollar portion of the return of capital on amended Form 1099-DIV.

(b) Does the Fund’s website identify the dividend as a return of capital?

Response. The Fund’s website did not identify the return of capital as a separate matter. Should the Fund experience this issue in the future, it will also use its website to advise investors.

SOUND SHORE MANAGEMENT, INC.

U.S. Securities and Exchange Commission

August 30, 2012

3. Comment. Footnote to page 20 of the Annual Report – Indicate the number of days in the numerator (which represents the Fund’s half-year period).

Response. Annual and semi-annual reports will indicate the number of days in the Fund’s relevant half-year periods.

4. Comment. Page 21 of the Annual Report — Proxy Voting – The second paragraph should say June 30, 2011, not December 31, 2011.

Response. The annual and semi-annual reports will refer to the most recent 12 month period ended June 30 to conform to the language of Form N-1A Item 27(d)(5).

5. Comment. The response to Form N-CSR Item 2 should expressly state that there were no amendments or waivers to the Code of Ethics.

Response. The Form N-CSR Item 2 for future annual reports will expressly state that there were no amendments or waivers to the Code of Ethics when this is the case.

6. Comment. The semi-annual report for the six months ended June 30, 2011, filed on Form N-CSR regarding the approval of the investment advisory agreement should be more specific. See Form N-1A Item 27(d)(6) Instruction 2. In future filings, be more specific about how the Board reached its conclusion.

Response. Revisions to this disclosure have been made in the semi-annual report for the six-month ended June 30, 2012. Please see the attached.

You requested that the Fund make certain representations concerning the filings and the responses being made to the comments received. These representations are included as an exhibit to this letter.

Please do not hesitate to contact the undersigned or Margaret A. Bancroft (212-698-3590) of Dechert LLP, counsel to the Fund, if you have any questions or wish to discuss any of the responses presented above.

Respectfully,

/s/ LOWELL E. HAIMS
Lowell E. Haims Secretary, Sound Shore Fund, Inc.

Chief Administrative Officer Sound Shore Management, Inc. (203) 629-1980

Investment Advisory Agreement Approval

The Independent Directors met separately in advance of the Board meeting, held on January 31, 2012, with their independent counsel and had an extensive discussion regarding consideration of the Investment Advisory Agreement. In this meeting, they reviewed the Board materials that had been provided in advance of the meeting and discussed these matters in light of the relevant factors set forth in judicial precedent. The Independent Directors also recognized that some factors, such as fall out benefits, were not applicable given the nature of the Adviser’s operations. The Independent Directors expressed their confidence in management and their ability to ask questions of management to get the information that is necessary in considering approval of the Investment Advisory Agreement.

At the Board meeting, the Independent Directors and the full Board reviewed, considered and discussed the written materials provided to them. These materials included the terms of the Investment Advisory Agreement; revenue received by the Adviser from the Fund; and the costs incurred by the Adviser in connection with the services it renders to the Fund, as well as Adviser financial information provided at the meeting. The materials also included comparative analyses of advisory and certain other fees and total expenses borne by the Fund to all 67 mutual funds included in an independently selected universe of no-load U.S. diversified equity funds with no 12b-1 or non-12b-1 fees with assets of $1 billion to $3 billion and additional analysis of its fees as compared to funds in a group of 13 small fund families (under 10 funds) within the 67-fund universe. The Independent Directors noted that all 67 funds were part of a family of funds while the Fund is a stand-alone fund. Among other things, they considered that, while the Fund’s total expense ratio of approximately 0.94% and its contractual advisory fee of 0.75% were generally comparable to or higher than the median and average for all 67 funds, they were generally comparable to or lower than the median and average for the funds in the small fund family group.

The written materials provided to the Board also contained Fund average annual total return data for numerous time periods, including the one, three, five, 10, 15, 20 and 25-year periods ended December 31, 2011, and comparable data for the Standard & Poor’s 500 Index, the Dow Jones Industrial Average, the NASDAQ Composite and certain Russell Indexes and Morningstar mutual fund averages. At the Board meeting, the Independent Directors and the full Board reviewed, considered and discussed this performance information.

The Directors, including the Independent Directors, also took into account (1) the consistent quality of services provided by the Adviser, including the Fund’s strong long-term performance record, as well as its more recent performance; (2) the reputation of the Adviser; and (3) the professional credentials of its personnel and the efficiency and economy of its operations. The Directors, including the Independent Directors, recognized that while the fees charged by the Adviser to private accounts are lower than those charged to the Fund, the nature of the private accounts and the services provided to them are different from the Fund. While the Directors, including the Independent Directors, did not identify any single factor as controlling, after considering all the factors, they resolved unanimously to approve continuance of the Investment Advisory Agreement as in the best interests of the Fund and its shareholders.